Maydao Corporation	July 18, 2011
P.O. Box 58228
Salt Lake City, Utah 84158
801 531 0404

United States Securities and Exchange Commission
Washington, DC, 20549

Att:	Maryse Mills-Apenteng / Jane Woo
Re:	Maydao Corporation
Preliminary Proxy Statement on Schedule 14A – Amendment 2
Filed June 29, 2011
File No. 000-30550

Matter:  Response to comments received on July 18, 2011

Dear Ms. Mills-Apenteng / Ms. Woo

We have addressed the comments you have sent in regards to our preliminary proxy statement filing of July 15, 2011.  Please refer to the following responses:

1.
Proposal Number 3 – the disclosure to the shareholders on the number of votes required to pass the resolution will be edited to read:  The ratification of the consent resolution of the Board of Directors regarding dissolution of the Company requires the affirmative vote by a majority of all the votes entitled to be cast on the proposal.

In connection with responding to the comments received on July 18, 2011 the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the comments submitted to the Company have been adequately answered.

If you have additional questions, please contact us.

Sincerely,
  /s/  Paul Roszel
Paul Roszel, President and CEO
July 18, 1011

CC: STEVEN L. TAYLOR, PC, Lawyer
1338 South Foothill Dr, Suite 322
Salt Lake City, Utah 84108
801 578-3283